UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC – U.S.A. Retirement and Savings Plan

60 South Sixth Street, Dain Rauscher Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices)                                             (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC-U.S.A. Retirement and Savings Plan

Financial Statements as of December 31, 2008 and

2007, and for the Year Ended December 31, 2008,

Supplemental Schedules as of and for the Year

Ended December 31, 2008, and Report of

Independent Registered Public Accounting Firm

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC-U.S.A. Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the RBC-U.S.A. Retirement and Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2008, and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 22, 2009

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments — at fair value:
Employer stock funds — Royal Bank of Canada
Stock Fund	$236,752,205	$413,219,144
Common collective trusts:
Fidelity Managed Income Portfolio II	165,209,395	145,109,937
US Equity Index Commingled Pool	56,507,973	87,358,624
Mutual funds:
Van Kampen Comstock Fund	58,338,409	99,721,763
Growth Fund of America	101,771,142	159,526,664
American Balanced Fund	93,406,668	132,041,447
Wasatch Core Growth Fund	38,770,757	72,432,339
Fidelity US Bond Index Fund	58,724,047	49,005,046
American Euro-Pacific Growth Fund	90,683,438	162,482,393
Tamarack MidCap Fund Growth	23,913,833	39,900,428
Artisan Mid Cap Value	29,381,841	35,198,590
Alliance Bernstein 2000	418,990
Alliance Bernstein 2005	343,279
Alliance Bernstein 2010	891,629
Alliance Bernstein 2015	1,787,994
Alliance Bernstein 2020	1,938,041
Alliance Bernstein 2025	1,637,926
Alliance Bernstein 2030	1,728,399
Alliance Bernstein 2035	1,807,670
Alliance Bernstein 2040	1,730,072
Alliance Bernstein 2045	873,569
Alliance Bernstein 2050	467,978
Alliance Bernstein 2055	209,599
Third Avenue MidCap Value	33,768,788	47,174,379
Fidelity BrokerageLink	19,336,040	15,670,514
Participant loans receivable	20,294,641	18,510,721

Total investments	1,040,694,323	1,477,351,989

CASH	34,358	5,387,947

RECEIVABLES:
Employer matching fixed contribution	2,742,221	2,224,985
Employer ESOP contribution		1,820,228

Total receivables	2,742,221	4,045,213

Total assets	1,043,470,902	1,486,785,149

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	1,043,470,902	1,486,785,149

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	6,704,258	1,100,172

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,050,175,160	$1,487,885,321

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS):
Interest and dividends	$43,509,986
Net realized and unrealized depreciation in fair value of investments (Note 3)	(497,224,513)

Total investment income (loss)	(453,714,527)

CONTRIBUTIONS:
Participant	78,942,651
Participant rollover	28,408,022
Employer — fixed matching and ESOP (net of forfeitures of $1,417,427)	41,065,309

Total contributions	148,415,982

DEDUCTIONS:
Benefits paid to participants	(132,148,295)
Administrative fees paid by participants	(263,321)

Total deductions	(132,411,616)

NET DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(437,710,161)

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,487,885,321

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,050,175,160

See notes to financial statements.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

The following description of the RBC-U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Liberty Insurance, RBC Capital Markets, the U.S. office of Royal Bank of Canada, and RBC Bank USA (the “RBC Companies”) in the United States. Effective January 1, 2004, the Plan includes an employee stock ownership plan (ESOP). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (the “Code”).

As part of a benefits consolidation project for the U.S. RBC Companies, the Dain Rauscher Retirement and Savings Plan was amended in January 2002 to become the only 401(k) plan offered to active employees of RBC Companies in the United States and was subsequently renamed the RBC-U.S.A. Retirement and Savings Plan. Fidelity Management Trust Company (“Fidelity”) was appointed as the new trustee effective January 1, 2002.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. All employees are eligible to receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours. Certain employees, as defined in the plan document, who have met the employee contribution requirements described above by December 1 of the plan year and who are employed on December 31 are eligible to receive the employer stock bonus contribution, if any.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who were at least age 50 may elect to make pretax, Roth 401(k), or catch-up contributions up to 50% of compensation. Catch-up contributions were subject to an annual limit of $5,000 under Internal Revenue Service regulations during 2008. Employees may also contribute to the Plan by making rollover contributions which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that is equal to one dollar for every dollar of a participant’s pretax contribution or after tax Roth 401(k) contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution, which is allocated to the appropriate Alliance Bernstein Target Date fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. For 2008, certain employees are subject to limits on the amount of matching contributions that they can receive. All RBC Wealth Management financial consultants are limited to combined fixed matching contributions of $1,500. After-tax contributions (excluding Roth 401(k)) are not eligible for company-matching contributions.

The ESOP is funded solely with contributions made by the RBC Companies. The RBC Companies have the sole and exclusive discretion as to the amounts contributed, if any, and whether such amounts will be contributed in the form of cash, RBC common shares, or in a combination of cash and RBC common shares. There are no performance formulas or measures included in making such a determination. For the year ended December 31, 2008, no ESOP contribution was made. The ESOP contribution prior to the application of forfeitures of $3,193,164 for the year ended December 31, 2007, was not funded by the RBC Companies as of December 31, 2007, and was included as a receivable on the statements of net assets available for plan benefits as of December 31, 2007.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, the RBC Companies’ discretionary ESOP contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 25 investment options, including the Brokerage Link investment option. The Brokerage Link investment is a self-directed mutual fund brokerage account which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds.

Investments — The various investment options available to the participants include the Royal Bank of Canada Stock Fund, domestic large cap equity funds, an international equity fund, small cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, lifestyle funds, and BrokerageLink, a self-directed brokerage account that allows participants to choose other mutual funds in which to invest.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability or if the Plan is terminated.

Forfeitures — Upon a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,417,427 were used to reduce RBC Companies’ contributions for the plan year ended December 31, 2008.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

Loans to Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate plus 1% at the time of the loan. Current interest on loans ranges from 4.0% to 10.5% and loans are due at various dates through 2032. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — On termination of employment, participants may generally request either a lump-sum distribution of the employee pretax and after-tax contributions account balances or monthly, quarterly, or annual installments. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59-1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Distributions from the Plan are generally made in cash, except for the Royal Bank of Canada (RBC) Stock Fund where participants can choose to have their value paid in cash or Royal Bank of Canada common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2008, and included in benefits paid to participants, was $1,809,280.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. ESOP contributions are recorded for the period the Board of Directors authorizes the contribution. Employer match true-up contributions are recorded as a receivable for the period they are related to. Participant accounts are credited with the true-up contribution in the following year.

Benefits Paid to Participants — Benefits are recorded when paid.

Investments — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. Common collective trust funds with underlying investments in investment contracts are adjusted by the issuer to contract value and this adjustment is presented in the statement of net assets available for plan benefits. Contract value represents

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

contributions made to the fund, plus earnings, less participant withdrawals. The Company’s unitized common stock fund is valued based on the underlying assets as shown in Footnote 3. Participant loans are valued at the outstanding principal and any related accrued interest. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In accordance with Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Expenses — Effective in 2005, administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. These expenses were approximately $193,078 during 2008. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of 1/1/2008 (see Note 6). FASB Statement No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

3.	INVESTMENTS

Investments as of December 31, 2008 and 2007, that represent 5% or more of the Plan’s assets are as follows:

	2008	2007
Royal Bank of Canada common stock	$230,341,829	$373,350,704
Fidelity Managed Income Portfolio II — at contract value	171,913,653	146,210,109
Growth Fund of America	101,771,142	159,526,663
American Balanced Fund	93,406,668	132,041,447
American Euro-Pacific Growth Fund	90,683,438	162,482,393
Fidelity US Bond Index Fund	58,724,047	*
Van Kampen Comstock Fund	58,338,409	99,721,763
US Equity Index Commingled Pool	56,507,973	87,358,624

*	Less than 5% of net assets available for benefits.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $497,224,513 as follows:

Mutual funds	$(304,184,886)
Common collective trusts	(32,307,465)
Employer stock funds	(160,732,162)

$(497,224,513)

The following summarizes the components of the employer stock funds, at December 31:

	2008	2007
Royal Bank of Canada Stock Fund:
Royal Bank of Canada common stock	$230,341,829	$373,350,704
Fidelity institutional cash money market fund	6,410,376	39,868,440

Total	$236,752,205	$413,219,144

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

An employee stock ownership plan (ESOP) is a component of the Plan. Contributions to the ESOP are nonparticipant-directed investments as all contributions to the ESOP are made into the RBC Stock Fund. However, participants are able to immediately diversify the investment from the RBC Stock Fund to any of the other Plan investment options. The change in net assets of the nonparticipant-directed ESOP investments for the year ended December 31, 2008, is as follows:

Nonparticipant-directed portion of RBC Retirement and Savings Plan investments:
Changes in net assets:
Net depreciation in fair value of investments	$(4,480,247)
Interest and dividends	388,619
Employer contributions	2,905,359
Benefits paid to participants	(749,753)
Transfers to other investments	(106,925)

Net decrease	(2,042,946)
Nonparticipant-directed portion of RBC Retirement and Savings Plan investments as of December 31, 2007	9,194,208

Nonparticipant-directed portion of RBC Retirement and Savings Plan investments as of December 31, 2008	$7,151,262

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Plan held 7,766,004 and 7,313,597 shares, respectively, of common stock of the Royal Bank of Canada, the Parent of the RBC Companies, with a cost basis of $176,690,817 and $127,883,370, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $14,293,164 from the Royal Bank of Canada Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will become fully vested in their account balances.

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

6.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the assets or liabilities

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies use of assets measure at fair value. There have been no changes in the methodologies used at December 31, 2008.

Mutual Funds — Valued at the net asset value (NAV) of shares held by the plan at year-end.

Common Stock — The Company’s common stock fund, held in a unitized common stock fund, is valued based on the underlying assets as shown in Footnote 3.

Common Collective Funds — Based on the contractual terms of the underlying GICs; provides a daily mil-rate for income accretion.

Participant Loans — Valued at amortized cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial interments could result in a different fair value measurement at the reporting date.

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RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$6,747,047	$—	$6,747,047
Mutual funds	555,183,062			555,183,062
Common stock	236,752,205			236,752,205
Common collective funds		221,717,368		221,717,368
Participant loans			20,294,641	20,294,641

Total assets at fair value	$791,935,267	$228,464,415	$20,294,641	$1,040,694,323

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets Year Ended December 31, 2008 Participant Loans
Balance — beginning of year	$18,510,721
Realized gains (losses)
Unrealized gains (losses) relating to instruments still held at the reporting date
Purchases, sales, issuances, and settlements (net)	1,783,920

Total assets at fair value	$20,294,641

7.	TAX STATUS

The Internal Revenue Service has determined and informed the RBC Companies by a letter dated March 16, 2005, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code requirements. The Plan has been amended since receiving the determination letter. However, the RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

A late contribution was recorded for the Plan during 2008 for one participant in the amount of $2,269. A correction was made as soon as the error was detected. See the supplemental schedule on page 14 herein.

* * * * * *

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SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Type of Investment	Current Value
Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $176,690,817 )	Common Stock	$230,341,829
	Fidelity Institutional Cash Money Market Fund	Money Market	6,410,376

Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II	Common Collective Trust	171,913,653

Fidelity Management Trust Co.*	US Equity Index Commingled Pool	Common Collective Trust	56,507,973

Van Kampen Asset Management Inc.	Van Kampen Comstock Fund	Mutual Fund	58,338,409

Capital Research & Management Company	Growth Fund of America	Mutual Fund	101,771,142

Capital Research & Management Company	American Balanced Fund	Mutual Fund	93,406,668

Wasatch Advisor, Inc.	Wasatch Core Growth Fund	Mutual Fund	38,770,757

Fidelity Management Trust Co.*	Fidelity US Bond Index Fund	Mutual Fund	58,724,047

Capital Research & Management Company	American Euro-Pacific Growth Fund	Mutual Fund	90,683,438

Voyageur Asset Management Inc.*	Tamarack Mid Cap Equity Cl I	Mutual Fund	23,913,833

Artisan Funds Inc. Investor Share	Artisan Mid Cap Value Fund	Mutual Fund	29,381,841

Third Avenue Management, LLC	Third Avenue Small Cap Value	Mutual Fund	33,768,788

AllianceBernstein L.P.	Alliance Bernstein 2000	Mutual Fund	418,990

AllianceBernstein L.P.	Alliance Bernstein 2005	Mutual Fund	343,279

AllianceBernstein L.P.	Alliance Bernstein 2010	Mutual Fund	891,629

AllianceBernstein L.P.	Alliance Bernstein 2015	Mutual Fund	1,787,994

AllianceBernstein L.P.	Alliance Bernstein 2020	Mutual Fund	1,938,041

AllianceBernstein L.P.	Alliance Bernstein 2025	Mutual Fund	1,637,926

AllianceBernstein L.P.	Alliance Bernstein 2030	Mutual Fund	1,728,399

AllianceBernstein L.P.	Alliance Bernstein 2035	Mutual Fund	1,807,670

AllianceBernstein L.P.	Alliance Bernstein 2040	Mutual Fund	1,730,072

AllianceBernstein L.P.	Alliance Bernstein 2045	Mutual Fund	873,569

AllianceBernstein L.P.	Alliance Bernstein 2050	Mutual Fund	467,978

AllianceBernstein L.P.	Alliance Bernstein 2055	Mutual Fund	209,599

Fidelity Management Trust Co.*	Fidelity BrokerageLink	Mutual Funds	19,336,040

Participant loans*	Interest rates of 4.0% to 10.5% due at various	Participant Loans
	dates through 2032		20,294,641

Total investments			$1,047,398,581

*	Known to be a party-in-interest

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 41-1228350) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
RBC	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$2,269

		The April 2008 participant contribution was deposited on July 10, 2008

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC – U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 22, 2009
(Registrant/Issuer)

/s/ Steven Decicco
Steven Decicco Chief Financial Officer

/s/ Ndikum Chi
Ndikum Chi
Manager, Payroll, Funding, and Internal Controls

INDEX TO EXHIBITS

23	Consent of Independent Registered Public Accounting Firm